PECO II, Inc.

1376 State Route 598

Galion, Ohio 44833

February 13, 2006

Via Edgar and FedEx

Jennifer Hardy

Branch Chief

Division of Corporation Finance

Securities	and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Peco II, Inc.
Revised Preliminary Schedule 14A
Filed on January 20, 2005
File No. 0-31283

Dear Ms. Hardy,

We have received your comments to the Revised Preliminary Schedule 14A, filed by Peco II, Inc. (the “Company”) on January 20, 2005, set forth in your letter dated as of January 31, 2006 (the “Comment Letter”). For your convenience, we have repeated the text of your comments, followed by our response.

We respectfully respond to the comments set out in the Comment Letter as follows:

Letter to Shareholders

1.	Please revise this letter to use plain English by deleting the term “certain” when describing the exclusive rights and business supply agreements you will acquire. Instead, please disclose what you will acquire. Please also revise the Q & A and summary sections accordingly. In this respect, please also delete the term “Company” throughout the Q&A and summary.

Response:

We have revised our disclosure in the Letter to Shareholders to use plain English and have deleted the term “certain” when describing the exclusive rights and business supply agreements that we will acquire. In addition, we have more thoroughly and accurately described what we will acquire. We have also revised our “Questions and Answers About the Special Meeting” and “Summary” sections accordingly. In addition, we have deleted the term “Company” throughout our “Questions and Answers About the Special Meeting” and “Summary” sections. We have also modified our description of the purchased assets in footnote 1 to the Notes to Unaudited Pro Forma Condensed Consolidation Financial Information With Delta Business Assets on page 19; under the heading “The Asset Purchase Agreement – The Transaction” beginning on page 54; under “Proposal 2 – The Issuance of Primary Shares – Description of the Asset Purchase” on page 67; and under the heading “Proposal 3 – The Issuance of the Warrant and the Underlying Warrant Shares – Description of the Asset Purchase” on page 68.

2.	Please disclose up front that you will acquire Delta’s telecom power segment.

Response:

We have revised our disclosure in the Letter to Shareholders to disclose that we will acquire assets that relate to Delta’s Telecom Power Division.

Jennifer Hardy

Securities and Exchange Commission

February 13, 2006

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 19

3.	We note your statements at the bottom of page 19 that the allocation of the purchase price is preliminary. Please revise your pro forma financial statements to include reasonable estimates of the business supply agreements and other identifiable intangibles, each of which should be specifically identified. In addition to disclosing the specific intangibles acquired and the value attributed to them, you should also identify the useful lives used to calculate the pro forma amortization adjustments.

Response:

We have revised our language at the bottom of page 19 to explain the rationale for our preliminary estimate of the purchase price allocation and the timing of our expectation for when a final purchase price allocation will be completed.

4.	Please revise your description of pro forma adjustment K to clarify the factually supportable basis for the reduction in selling expenses or revise accordingly.

Response:

We have revised our description of pro forma adjustment K on page 21 to clarify the factually supportable basis for the reduction in selling expenses.

Delta Management’s Discussion and Analysis – Financial Results of Delta Business Assets, page 21

5.	Please revise to include appropriate notes to the Delta Business Assets Financial Statements.

Response:

We have revised our disclosure under the heading “Delta Business Assets – Service Provider Portion of Delta Products Corporation’s Telecom Power Division Financial Statements” to include appropriate notes to the Service Provider Portion of Delta Products Corporation’s Telecom Power Division Financial Statements beginning on page 24.

6.	Please also note that the financial statements for the latest fiscal year are required to be audited. Accordingly, please revise to include the related report of your independent accountant.

Response:

We have added the report of the independent auditor of the financial statements for the Delta Business Assets as of and for the year ended December 31, 2004. While we have provided these audited financial statements for the Delta Business Assets in our proxy statement, we do not believe that such audited financial statements are necessarily required.

Item 14(c)(2) of Schedule 14A states that the information required by Part C of Form S-4 for the acquired company shall be disclosed. Part C(1)(b) of Form S-4 states that the information required in Item 17 of Form S-4 shall be disclosed for the Delta Business Assets as the Delta Business Assets do not meet the eligibility requirement for the use of Form S-3. Instruction 1 to Item 17 of Form S-4 states: “The financial statements required by this paragraph for the latest fiscal year need be audited only to the extent practicable. The financial statements for the fiscal years before the latest fiscal year need not be audited if they were not previously audited.” This position is also stated in Section 3-05(b)(1) of Regulation S-X.

Jennifer Hardy

Securities and Exchange Commission

February 13, 2006

Pursuant to our verbal communications with the Commission, we understand that the Commission has asked us to substantiate our use of certain variables underlying our Black-Scholes Option Pricing Model (“BSOPM”), which we used in valuing the fair value of the Warrant. We understand that the Commission is specifically concerned with our volatility and remaining time to maturity variables that are used in our BSOPM. The value of the Warrant is used in calculating whether the purchase of the Delta Business Assets constitutes the purchase of a “significant subsidiary” as defined under Section 1-02(w) of Regulation S-X. Section 3-05(b)(2) of Regulation S-X requires audited financial statements for at least the most recent fiscal year plus financial statements for any interim periods specified in Section 3-01 and 3-02 of Regulation S-X if any conditions of the significant subsidiary test exceeded 20 percent. As discussed verbally with the Commission, our calculations (using our BSOPM valuation) result in the investment test condition exceeding 20 percent.

While we believe that Item 14(c)(2) and Section 3-05(b)(1) of Regulation S-X control instead of Section 3-05(b)(2) of Regulation S-X for purposes of determining the required financial statement disclosure in our proxy statement, and we note that we have included audited financial statements for the Delta Business Assets as of and for the year ended December 31, 2004 (which satisfies Section 3-05(b)(2)), the following paragraphs substantiate the variables underlying our BSOPM.

The assumptions we utilized for each variable in our BSOPM used in the calculation of the Warrant are as follows:

•	Underlying asset price - $1.27 per share (the then current market price).

•	Strike price - $2.00 as stated in the Warrant Agreement.

•	Remaining time to maturity - 2.5 years (30 months) as stated in the Warrant Agreement.

•	Risk-free rate of return – we utilize a 3.96% risk free rate of return based on the yields of 2- and 3-year (consistent with the investment time horizon) Treasury bonds.

•	Dividend yield - 0.0%.

•	Annualized volatility – 60%.

One key variable in the BSOPM is the expected annual volatility of the underlying asset. The proper input for the BSOPM is the current, instantaneous standard deviation of the underlying asset. In addition, the BSOPM assumes that the price of the underlying asset follows a log-normal distribution. Thus, when utilizing the BSOPM, asset volatility reflects the annualized standard deviation of differences in the natural logarithms of the possible future stock prices. Since a current, instantaneous standard deviation of a common stock can never be known with certainty, it is necessary to estimate a volatility factor.

In estimating the annual volatility assumption used in the BSOPM, we hired GBQ Consulting, LLC (“GBQ”) to assist in this determination and GBQ reviewed our historical stock price volatility as well as that of certain guideline public companies. Our historical stock price volatility that we used in the footnotes to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2004, included a 5-year range that contained post initial public offering prices that went as high as $46.82 (closing price of September 29, 2000) as well as prices that dropped as low as $0.38 (closing price on April 7, 2003) in the midst of the telecom recession. We consider the five year time frame not relevant in estimating expected volatility because of the extreme swings during the early part of the five-year time period in our stock price from (i) the sharp increase in our common stock following our initial public offering in August 2000, and (ii) the sharp decrease in our common stock during the telecom recession, and that the volatility from such extraordinary events during this time period is not appropriate for measuring our expected volatility today. Therefore, we believe that it is appropriate to exclude this period of historical data in order to more accurately estimate the expected volatility as described in FASB Statement No. 123R (“FASB 123R”), paragraph A32(a) and Staff Accounting Bulletin 107. This same assumption was applied by GBQ as GBQ disregarded the 5-year calculations due to abnormally high volatility during the first two years of this time period and relied upon

Jennifer Hardy

Securities and Exchange Commission

February 13, 2006

volatility calculations based on 1-, 2-, 3-,year time periods as the most reflective of the current and expected volatility of our common stock. Specifically, GBQ utilized the annualized standard deviation of differences in the natural logarithms of our historical weekly stock prices and those of the guideline public companies used by GBQ in its analysis.

Ultimately, GBQ selected 60% as an appropriate estimate for this volatility factor. We have reviewed and adopted GBQ’s analysis and our independent auditors have reviewed this rationale and have stated to us that they believe that it provides a better estimate of future volatility expectations than the assumptions that we utilized in the past, including in our Annual Report of Form 10-K, for the year ended December 31, 2004. We intend to continue to use these same assumptions going forward when estimating the volatility of stock options in our financial statements and the notes related thereto (as such will be included in our future annual reports on Form 10-K). We will also disclose such changes in our BPOSM variables in our financial statements and the notes related thereto as required by FAS 123 R.

Quarterly Balance Sheets, page 22

7.	Please revise the total owner’s equity balance at September 30, 2005. It appears that the total owner’s equity balance should be $5,807,000 instead of the $8,913,000 amount presently disclosed in order to reconcile to the total assets in your balance sheet.

Response:

We have revised the owner’s equity balance at September 30, 2005 to show a balance of $5,087,000 instead of the $8,913,000 amount previously disclosed.

Opinion of Our Financial Adviser, page 33

8.	We note your response to prior comment 23. Ensure that the filing addresses all of the analyses that were conducted by GBQ and presented to the board. For example:

•	Please summarize the material projections that the parties exchanged.

•	Please describe in greater detail the calculations and underlying assumptions used in determining fair value. Also discuss the analyses performed to determine the valuation of PECO II.

•	It appears that some of the variables used for the Black-Scholes Option Pricing Model are not discussed. Please include a discussion of all relevant variables.

Response:

We have revised the disclosure to address the various analyses conducted by GBQ and presented to our board of directors, including summarizing the material projections presented by management, describing in greater detail the calculations and underlying assumptions used by GBQ to determine the fair market value of the assets being acquired and PECO II, and a discussion of all relevant variables used for the Black-Scholes Option Pricing Model.

*        *        *

Jennifer Hardy

Securities and Exchange Commission

February 13, 2006

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission (the “filings”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please contact Mark B. Koogler, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2133, and fax (614) 227-2100.

Thank you for your assistance.

Sincerely,

PECO II, INC.

/s/ John G. Heindel
John G. Heindel President & CEO

cc:	G. Rodriquez
S. Watkinson
B. Lippmann